Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 fax. 604 689-7645

NEWS RELEASE August 31, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Private Placement

Almaden Minerals Ltd. (the “Company”) announces that it has completed and closed a Private Placement of 150,000 flow-through shares at a price of $2.25 per flow-through share and 2,250 Agent’s flow-through shares issued to Odlum Brown Ltd. at a price of $2.25 per flow-through Share at any time on or before 4:00 p.m. (Pacific Standard Time), on the first business day that is one year after the Closing Date. All of the shares are subject to a Toronto Stock Exchange hold period expiring December 31, 2004.

Part of these funds will be used to accelerate the ongoing diamond drill program on the Siwash Vein area of the Company’s Elk Gold property near Merritt, B.C. as well as for general mining exploration in Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“James E. McInnes”

___________________

James E. McInnes

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.